SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2002

BOARDWALK EQUITIES INC.

Suite 200, 1501 — 1 Street S.W.
Calgary, Alberta, Canada T2R 0W1
(address of principal executive offices)

Commission File Number: 1-15162

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [ ]	Form 40-F [X]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):___________]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
Press Release
Form 42
Quebec Securities Commission Report

DOCUMENTS FURNISHED HEREUNDER:

Ex-1	Press Release of Registrant dated October 28, 2002 announcing the Registrant’s third quarter 2002 financial results;

Ex-2	Registrant’s Report of Exempt Take-Over Bid or Issuer Bid in the Province of Ontario (Form 42) dated October 29, 2002.

Ex-3	Registrant’s Report of Exempt Take-Over Bid or Issuer Bid under Regulation 189.1.3 of the Quebec Securities Act.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOARDWALK EQUITIES INC.
November 5, 2002
	By:	/s/ Roberto Geremia

Roberto Geremia
Vice-President Finance and Chief
Financial Officer